Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 1, 2007

Performance Tracking Securities
Efficient Access to Markets and Trading Strategies
UBS AG Securities Linked to the UBS Bloomberg Constant Maturity
Commodity Index (CMCI) Horizon Total Return

Indicative Terms		Product Description

Issuer	UBS AG (Jersey Branch)

Diversified Access to Commodity Markets

Performance Tracking Securities linked to the CMCI Horizon Total Return (the “Securities”) offer exposure to a new benchmark commodity index. The CMCI Horizon Total Return (the “Index”) is composed of twenty eight futures contracts with up to five different maturities, and was designed by UBS AG and Bloomberg L.P. The Securities provide full upside and downside exposure to the Index, subject to an upfront fee and a Fee Amount.

Principal Amount	$10 per Security
Investment	$9.875 per Security (equal to the Principal Amount
minus the Upfront Fee)
Underlying Index	UBS Bloomberg Constant Maturity Commodity Index
(CMCI) Horizon Total Return
Term	5 Years
Payment on	At maturity, investors will receive a payment equal to
Maturity Date	the Investment Amount multiplied by the Index
Performance minus the Fee Amount:
(Investment Amount x Index Performance) –
Fee Amount
Investors will lose some or their investment if
	the Index declines over the term of the Notes or	Benefits
does not appreciate sufficiently to offset the
cumulative effect of the fees.

  Portfolio Diversification: The Securities provide broad commodity exposure through the Index, providing you with an opportunity to diversify your portfolio into the commodities markets.

  New Benchmark Index: The Index is designed to be an international benchmark for modern commodity investing.

  The Index is composed of a basket of 28 commodity futures with up to 5 different investment maturities and uses a unique calculation methodology reflecting the relative importance of each individual commodity in the index to the world economy.

  Annual Exchange Right: You will have the right to exchange all or a portion of your Securities each year for their cash value.

Index Performance	Index Ending Level
Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation
Date
Upfront Fee	1.25%
Fee Amount	Accrues on a daily basis equal to (1.25%/365) x
Investment Amount x Index Performance
Exchange Right:	You may exchange your Notes on any
Exchange Date for the Redemption Amount, val-
ued as of the applicable Valuation Date, by instructing
your broker or other person through whom you hold
your Securities, no later than 12:00 p.m. (New York
City time) on the 10th business day prior to the
applicable exchange date.
Trade Date*	June 25, 2007
Settlement Date*	June 29, 2007
Exchange Dates*	July 1, 2008, June 30, 2009, June 30, 2010 and
June 30, 2011
Final Valuation	5 business days prior to each Exchange Date and the
Maturity Date
Maturity Date*	June 29, 2012
* Expected
*In the event that we make any change to the expected trade date and settlement date, we will make corresponding changes to the final valuation date and the maturity date to ensure that the stated term of the Securities remains the same.

This offering summary represents a summary of the terms and conditions of the Securities. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated May 1, 2007.

We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you of any material changes to the terms of the Securities.

Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 1, 2007

Index Description	Historical Performance

UBS Bloomberg Constant Maturity Commodity Index (CMCI) Horizon Total Return

The CMCI Horizon Total Return is composed of 28 futures contracts with up to five different maturities. The Index is rebalanced monthly. The commodities represented in the Index include agriculture, energy, livestock, industrial metals and precious metals.

Target Weights

The graph below illustrates the performance of the Index from 7/31/98 to 4/27/07 in comparison the Goldman Sachs Commodity Index (GSCI®) Total Return, Dow Jones-AIG Commodity IndexSM Total Return and Rogers International Commodity Index® Total Return. The data for the CMCI Horizon Total Return is derived by using the Index’s calculation methodology with historical prices.

Please refer to page S-17 of the attached preliminary prospectus supplement for detailed weightings.	Historical performance is not indicative of future performance.

Investor Suitability and Key Risks

The Securities may not be suitable for you if:

  You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities traded on various international exchanges in particular.
  You believe the level of the Index will increase during the term of the Securities by an amount great enough to offset the cumulative effect of the fees.
  You are willing to accept the risk that you may lose some or all of your investment if the Index ending level is below the Index starting level, or not sufficiently above the Index starting level to offset the cumulative effect of the fees.
  You do not seek current income from your investment.
  You are willing to hold the Securities until an exchange date or until maturity.

The Securities may not be suitable for you if:

  You will create an overconcentrated position in the commodities sector of your portfolio by owning the Securities.
  You believe the Index ending level will not exceed the Index starting level by an amount sufficient to offset the cumulative effect of the fees or that the level of the Index will decline during the term of the Securities.
  You are not willing to accept the risk that you may lose some or all of your principal.
  You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.
  You are unable or unwilling to hold the Securities to maturity.
  You seek current income from your investment.
  You seek an investment for which there will be an active secondary market.

Key Risks:

  You may lose some or all of your principal—the Securities are fully exposed to any decline in the level of the Index (as measured by the Index Return).
  Market risk—The return on the Securities, which may be positive or negative, is directly linked to the performance of the Index and indirectly linked to the value of the exchange-traded physical commodities and futures contracts underlying the Index, and will depend on whether, and the extent to which, the Index performance is positive or negative.
  Limited history of the Index—The Index has a limited performance history, and it is uncertain how the Index will perform as a tradable index and how useful it will be for purposes of trading.
  No interest payments or income from the Securities—You will not receive any interest payments on the Securities.
  There may be little or no secondary market in the Securities—The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. If you sell your Securities prior to the applicable exchange date or the maturity date, you may have to sell them at a substantial loss.
  Cumulative effect of the fees—The cumulative effect of the fees will reduce your participation in the performance of the Index.

Investors are urged to review “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Securities.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-983